Marcel Kahn Executive Vice President Group Chief Financial Officer
Office of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 U.S.A.

Attention: Jim B. Rosenberg

Paris, December 22, 2006

Via Facsimile and EDGAR

RE:	Additional Staff Comments to Response Letter dated October 18, 2006 with respect to Staff Comments on the Form 20-F for the year ended December 31, 2005 of SCOR

Dear Mr. Rosenberg,

I refer to the Staff's Comment Letter dated August 28, 2006 with respect to the Form 20-F for the year ended December 31, 2005 of SCOR (the "Company"), our response letter dated October 18, 2006 and to the additional comments of the Staff that were orally communicated to our external counsel on November 17, 2006.

The Company is currently in the process of reviewing and preparing a response to the Staff's additional comments with its actuarial and accounting teams, as well as with its external counsel and independent auditors. The Company respectfully proposes to submit a response to the Staff’s additional comments by January 15, 2007.

I would be happy to discuss any of the foregoing at your convenience, and can be reached at

+33-1-46-98-71-42.

I appreciate the Staff's assistance in this matter.

Sincerely,

/s/ Marcel Kahn

Marcel Kahn

Group Chief Financial Officer

cc:	Securities and Exchange Commission
Vanessa Robertson - Oscar Young
Skadden, Arps, Slate, Meagher & Flom LLP
Adrian Deitz - Armand Grumberg

SCOR

Immeuble SCOR

1, av. du Général de Gaulle

92074 Paris La Défense Cdx

Tél. + 33 (0) 1 46 98 71 42

Fax + 33 (0) 1	49 06 06 51

www.scor.com

SCOR : société Anonyme au

Capital de 932 673 759 Euros

RCS Nanterre B 562 033 357

Siret 562 033 357 00020